Exhibit 99.1

Thomson Reuters Announces Pricing of US$500 Million Note Offering

NEW YORK, May 2, 2016 – Thomson Reuters (TSX / NYSE: TRI), the world’s leading source of intelligent information for businesses and professionals, today announced the pricing of its offering of US$500 million principal amount of 3.35% notes due 2026. The offering is expected to close on May 9, 2016, subject to customary closing conditions. Thomson Reuters plans to use the net proceeds of this offering to repay its US$500 million principal amount of 0.875% notes upon their maturity later this month.

Citigroup Global Markets Inc., Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC are the joint book-running managers for the offering.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy any of these securities in any jurisdiction in which such offer, solicitation or sale is unlawful. The notes are being offered in the United States pursuant to a registration statement on Form F-10 that was previously declared effective by the U.S. Securities and Exchange Commission (SEC). The public offering of these securities in the United States will be made only by means of the prospectus supplement and an accompanying base shelf prospectus. The prospectus supplement and accompanying base shelf prospectus may be obtained for free at the SEC’s website at www.sec.gov or at the Canadian Securities Administrators’ website at www.sedar.com. Alternatively, a copy of the prospectus supplement and accompanying base shelf prospectus may be obtained, when available, from Citigroup Global Markets Inc. (+1-800-831-9146; c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717); Goldman, Sachs & Co. (+1-212-902-1171; 200 West Street, New York, NY 10282); Merrill Lynch, Pierce, Fenner & Smith Incorporated (+1-800-294-1322; 222 Broadway, 11th Floor, New York, NY 10038, Attention: Prospectus Department); or Wells Fargo Securities, LLC (+1-800-645-3751; 608 2nd Avenue South, Suite 1000, Minneapolis, MN 55402).

The securities will not be qualified for sale under the securities laws of Canada or any province or territory of Canada and may not be offered or sold, directly or indirectly, in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada.

Thomson Reuters

Thomson Reuters is the world’s leading source of news and information for professional markets. Our customers rely on us to deliver the intelligence, technology and expertise they need to find trusted answers. The business has operated in more than 100 countries for more than 100 years. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking, including Thomson Reuters expectations about the proposed offering, including the timing thereof. There can be no assurance that the offering will be completed. These forward-looking statements are based on certain assumptions and reflect current expectations, including Thomson Reuters intended use of proceeds of the offering. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statements will materialize. You are cautioned not to place undue reliance on forward-looking statements, which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any intention or obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA Andrew Green Director, Corporate Affairs +1 646 223 4228 andrew.green@tr.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@tr.com